NEOGENOMICS, INC.

12701 Commonwealth Drive, Suite 9

Fort Myers, Florida 33913

(239) 768-0600

November 26, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Reynolds, Assistant Director Division of Corporation Finance

Re:	NeoGenomics, Inc. Application for Withdrawal of Registration Statement on Form S-1 Filed on November 5, 2012 File No. 333-184769

Ladies and Gentlemen:

NeoGenomics, Inc., a Nevada corporation (the “Company”), hereby respectfully requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-184769), as initially filed with the Securities and Exchange Commission (the “Commission”) on November 5, 2012 (the “Registration Statement”) be withdrawn effective immediately. The Company is requesting withdrawal of the Registration Statement due to the Company’s decision not to proceed with an offering of the subject securities at this time. The Registration Statement has not been declared effective and none of the Company’s securities have been sold under the Registration Statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to our special outside securities counsel, Clayton E. Parker and John D. Owens III of K&L Gates LLP, via email at clayton.parker@klgates.com or john.owens@klgates.com or via facsimile at (305) 358-7095.

Should you have any questions regarding this request for withdrawal, please contact Clayton E. Parker by telephone at (305) 539-3306.

Very truly yours,

/s/ Douglas M. VanOort
Name:	Douglas M. VanOort,
Title:	Chairman and CEO